UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2023
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On June 14, 2023, certain selling shareholders of Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) launched and priced the sale of 4,250,000 ordinary shares, no par value per share (the “Ordinary Shares”), in an underwritten public offering (the “Offering”). Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the Company’s press release announcing the launch of the secondary public offering of Ordinary Shares. Attached to this Report as Exhibit 99.2 is a copy of the Company’s press release announcing the pricing of the secondary public offering of Ordinary Shares.
Attached to this Report as Exhibit 1.1 is a copy of the Underwriting Agreement, dated June 14, 2023, by and among the Company, Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, as representatives for the several underwriters named in Schedule A thereto, and the selling shareholders named therein.

This Report, except for Exhibits 99.1 and 99.2, shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539 and 333-270786) and (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in Exhibits 99.1 and 99.2 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement dated June 14, 2023
99.1	Press Release dated June 14, 2023
99.2	Press Release dated June 14, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: June 16, 2023